FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Paris, May 6, 2010

Press release

Alcatel-Lucent sees recovery in selective markets

while Q1 2010 results impacted by components shortage

Full-year 2010 outlook maintained

KEY NUMBERS FOR THE FIRST QUARTER 2010

•

Revenues of Euro 3.247 billion, down 9.8% year-over-year and 8.2% at constant currency and perimeter

•

Adjusted[2] gross profit of Euro 1.058 billion or 32.6% of revenues

•

Adjusted[2] operating income[1] of Euro (195) million or (6.0)% of revenues

•

Operating cash flow[3] of Euro 14 million

•

Net (debt)/cash of 512 million as of March 31, 2010

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“We are witnessing a recovery in the telecommunications equipment and related services market in some geographical areas especially North America. This recovery is driven by key technologies such as IP, terrestrial optics and WCDMA/LTE. With a solid position in all of these areas, Alcatel-Lucent is experiencing a strong increase in demand.

However, we were not able to fully satisfy customer demand for our products due to tightening components availability. This resulted in a weak financial performance this quarter, which does not reflect the overall underlying momentum within the company.”

He added:

“We are encouraged by the continued progress in cost management highlighted by the year-over-year increase of 110 basis points in gross margin and continued decrease in operating expenses. This will continue throughout the year.

With the strengthening demand in some segments and geographical areas combined with our actions in progress, we anticipate a strong sequential recovery in both our top-line and adjusted2 operating income1 and we are reaffirming our full year outlook.”

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KEY HIGHLIGHTS

•

First quarter revenue decreased 9.8% year-over-year and decreased 18.1% sequentially to Euro 3.247 billion. At constant currency exchange rates and perimeter, revenue decreased 8.2% year-over-year and decreased 20.9% sequentially. By operating segments, Networks saw a double-digit decline in revenue, partly attributable to a shortage of components in our supply chain. This has been particularly true in wireless access and terrestrial optics. Applications revenue declined 6.3% year-over-year with enterprise solutions & Genesys almost stable (slightly growing at constant currency). Services segment was more resilient with a 3.1% year-over-year decrease thanks to managed services and multivendor maintenance. From a geographic standpoint and at constant currency, year-over-year revenue grew at a single-digit rate in North America (+6%), declined at a single-digit rate in Europe (-9%) and at a double-digit rate in Asia Pacific (-19%) and in the rest of the world (-23%).

•

Effective January 1st, 2010, we have changed our segment reporting as described in our 2009 Annual Report on Form 20-F. Carrier (now Networks) and Services segments have not changed. Our previous Enterprise segment revenues, adjusted for the sale of the motors & gears business, would have been Euro 241 million this quarter up 9.6% year-over-year; our previous Applications Software segment revenues would have been Euro 226 million down 11.4% year-over-year.

•

First quarter adjusted2 operating income1 of Euro (195) million or (6.0)% of revenue. Adjusted2 gross margin came in at 32.6% of revenue for the quarter, compared to 31.5% in the year ago quarter and 36.7% in the fourth quarter 2009. The sequential decline in gross margin reflects the seasonal drop in volumes. The year-over-year increase was driven by ongoing initiatives to reduce fixed operations, procurement and product design costs that were partly offset by lower volumes. Operating expenses decreased 9.7% year-over-year, reflecting ongoing cost reduction plans.

•

Net (debt)/cash of Euro 512 million, versus Euro 886 million as of December 31, 2009. The sequential decrease in net cash of Euro (374) million is due to the adjusted2 operating1 loss reported in the quarter combined with restructuring cash outlays of Euro (137) million and contribution to pensions and OPEB of Euro (44) million, partly offset by a decrease in operating working capital requirement of Euro 219 million. For the quarter, Alcatel-Lucent generated a positive operating cash flow3 of Euro 14 million.

•

Funded status of Pensions and OPEB of Euro (617) million at the end of March, compared to Euro (985) million as of December 31, 2009. The sequential narrowing in the deficit mainly reflects the sequential return on plan assets. Changes in the discount rates used for pensions and post-retirement healthcare plans in the US, the euro zone and the UK had a negligible impact this quarter. From a regulatory perspective – which determines the funding requirements – the preliminary assessment of the company’s US plans suggest that no funding contribution should be required through at least 2011.

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OUTLOOK

Alcatel-Lucent reiterates its outlook for 2010. While our supply chain is still experiencing capacity constraints, the demand for telecommunications equipment and related services is recovering due to booming data traffic and the need to increase network efficiency. Therefore:

•

For 2010, Alcatel-Lucent continues to expect nominal growth (defined as between 0% and 5%) for the telecommunications equipment and related services market.

•

For 2010, Alcatel-Lucent aims to reach an adjusted operating margin in the low to mid single-digit (defined as between 1% and 5%).

REPORTED RESULTS

In the first quarter, the reported net loss (group share) was Euro (515) million or Euro (0.23) per diluted share (USD (0.31) per ADS), including the negative after tax impact from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination of Euro (42) million.

Reported Profit & Loss	First	First	% change	Fourth	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
In Euro million except for EPS	2010	2009	(% or pt)	2009	(% or pt)
Revenues	3,247	3,598	-9.8%	3,967	-18.1%
Gross profit	1,058	1,133	-6.6%	1,453	-27.2%
in % of revenues	32.6%	31.5%	1.1 pt	36.6%	-4.0 pt
Operating income (1)	(263)	(326)	Nm	207	Nm
in % of revenues	-8.1%	-9.1%	1.0 pt	5.2%	-13.3 pt
Net income (loss) (Group share)	(515)	(402)	Nm	46	Nm
EPS diluted (in Euro)	(0.23)	(0.18)	Nm	0.02	Nm
E/ADS* diluted (in USD)	(0.31)	(0.24)	Nm	0.03	Nm
Number of diluted shares (million)	2,259.7	2,259.7	0.0%	2,274.6	-0.7%
*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3526 as of March 31st 2010, USD 1.4332 as of December 31th 2009, USD 1.3261 as of March 31st 2009.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The first quarter 2010 adjusted2 net loss (group share) was Euro (473) million or Euro (0.21) per diluted share (USD (0.28) per ADS), which includes a restructuring charge of Euro (134) million, a net financial charge of Euro (46) million, an adjusted income tax charge of Euro (73) million mainly due to the 2010 U.S. Healthcare Legislation impact and minority interests of Euro 8 million.

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Adjusted Profit & Loss	First	First	% change	Fourth	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
In Euro million except for EPS	2010	2009	(% or pt)	2009	(% or pt)
Revenues	3,247	3,598	-9.8%	3,967	-18.1%
Gross profit	1,058	1,133	-6.6%	1,454	-27.2%
in % of revenues	32.6%	31.5%	1.1 pt	36.7%	-4.1 pt
Operating income (1)	(195)	(254)	Nm	271	Nm
in % of revenues	-6.0%	-7.1%	1.1 pt	6.8%	-12.8 pt
Net income (loss) (Group share)	(473)	(358)	Nm	85	Nm
EPS diluted (in Euro)	(0.21)	(0.16)	Nm	0.04	Nm
E/ADS* diluted (in USD)	(0.28)	(0.21)	Nm	0.05	Nm
Number of diluted shares (million)	2,259.7	2,259.7	0.0%	2,516.3	-10.2%
*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3526 as of March 31st 2010, USD 1.4332 as of December 31th 2009, USD 1.3261 as of March 31st 2009.

KEY FIGURES

Geographic breakdown	First	First	% change	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2010	2009	(% or pt)	2009	(% or pt)
North America	1,114	1,113	0.1%	1,148	-3.0%
Asia Pacific	531	649	-18.2%	740	-28.2%
Europe	1,145	1,248	-8.3%	1,436	-20.3%
RoW	457	588	-22.3%	643	-28.9%
Total group revenues	3,247	3,598	-9.8%	3,967	-18.1%

Group breakdown	First	First	% change	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2010	2009	(% or pt)	2009	(% or pt)
Networks	1,928	2,219	-13.1%	2,242	-14.0%
- o/w IP	272	288	-5.6%	320	-15.0%
- o/w Optics	567	657	-13.7%	763	-25.7%
- o/w Wireless	819	915	-10.5%	800	2.4%
- o/w Wireline	298	393	-24.2%	398	-25.1%
- o/w eliminations	(28)	(34)	-17.6%	(39)	Nm
Applications	416	444	-6.3%	535	-22.2%
Services	772	797	-3.1%	1,030	-25.0%
Other & eliminations	131	138	Nm	160	Nm
Total group revenues	3,247	3,598	-9.8%	3,967	-18.1%

Breakdown of group	First	First	% change	Fourth	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2010	2009	(% or pt)	2009	(% or pt)
Networks	(128)	(154)	Nm	19	Nm
In % of revenues	-6.6%	-6.9%	0.3 pt	0.8%	-7.5 pt
Applications	(27)	(55)	Nm	80	Nm
In % of revenues	-6.5%	-12.4%	5.9 pt	15.0%	-21.4 pt
Services	(40)	(63)	Nm	141	Nm
In % of revenues	-5.2%	-7.9%	2.7 pt	13.7%	-18.9 pt
Other & eliminations	0	18	Nm	31	Nm
Total group op. income (loss)	(195)	(254)	Nm	271	Nm

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Cash Flow highlights	First quarter	Fourth quarter	First quarter
In Euro million	2010	2009	2009
Net (debt)/cash at beginning of period	886	592	(389)
Adjusted operating income	(195)	271	(254)
Depreciation & Amort; OP non cash; other	131	136	136
Op. Cash Flow before change in WCR*	(64)	407	(118)
Change in operating WCR	219	100	240
Change in other working capital	(141)	128	(165)
Operating Cash Flow (3)	14	635	(43)
Interest	(108)	(17)	(75)
Taxes	(22)	(27)	(24)
Cash contribution to pension & OPEB	(44)	(67)	(50)
Restructuring cash outlays	(137)	(157)	(178)
Cash flow from operating activities	(297)	367	(370)
Capital expenditures (incl. R&D cap.)	(132)	(194)	(165)
Free Cash Flow	(429)	173	(535)
Disposal of Motors & Drives	0	128	0
Discontinued, Cash from financing & Forex	55	(7)	83
Change in net(debt)/cash position	(374)	294	(452)
Net (debt)/cash at end of period	512	886	(841)
* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

Balance sheet - Assets	March 31,	Dec. 31,	March 31,
In Euro million	2010	2009	2009
Total non-current assets	12,099	11,644	12,547
of which Goodwill & intangible assets, net	6,590	6,382	6,920
of which Prepaid pension costs	2,602	2,400	2,315
of which Other non-current assets	2,907	2,862	3,312
Total current assets	12,184	12,252	13,165
of which OWC assets	5,554	5,514	6,953
of which other current assets	1,323	1,168	2,877
of which marketable securities, cash & cash equivalents	5,307	5,570	3,335
Total assets	24,283	23,896	25,712

Balance sheet - Liabilities and equity	March 31,	Dec. 31,	March 31,
In Euro million	2010	2009	2009
Total equity	4,129	4,309	4,893
of which attributable to the equity owners of the parent	3,514	3,740	4,290
of which non controlling interests	615	569	603
Total non-current liabilities	10,096	10,489	10,550
of which pensions, and other post-retirement benefits	5,158	5,043	4,878
of which long term debt	3,517	4,179	4,077
of which other non-current liabilities	1,421	1,267	1,595
Total current liabilities	10,058	9,098	10,269
of which provisions	2,152	2,122	2,287
of which short term debt	1,356	576	186
of which OWC liabilities	4,815	4,565	5,501
of which other current liabilities	1,735	1,835	2,295
Total liabilities and shareholder's equity	24,283	23,896	25,712

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BUSINESS COMMENTARY

NETWORKS

For the first quarter 2010, revenues for the Networks segment were Euro 1.928 billion, a decrease of 13.1% compared to Euro 2.219 billion in the year-ago quarter and a decrease of 14.0% compared to Euro 2.242 billion in the fourth quarter 2009. At constant currency exchange rates, Networks revenues decreased 12.0% year-over-year and 17.7% sequentially. The segment posted an adjusted2 operating1 loss of Euro (128) million or an operating margin of (6.6) % compared to an operating loss of Euro (154) million or a margin of (6.9) % in the year ago period.

Key highlights:

•

Revenues for the IP division were Euro 272 million, a decrease of 5.6% from the year ago quarter, driven by the decline in MSWAN revenues due to continuing market contraction. IP/MPLS service routers revenues grew at a double digit rate from the year ago quarter thanks to strong momentum in North America & EMEA and good traction in IP/MPLS mobile backhaul with new wins announced with Verizon Wireless, Pannon and MTS Ukraine. In the field of strategic industries (formerly named verticals), Alcatel-Lucent announced the selection by the Norwegian National Rail Administration to deploy an advanced high-speed network based on IP/MPLS technology. Performance testing of the recently launched Wireless Packet Core offering for LTE and 3G networks confirms throughput in excess of 100 Gbps, an industry first paving the way for terabit capacities in mobile gateways.

•

Revenues for the Optics division were Euro 567 million, a decrease of 13.7% from the year ago quarter. Terrestrial optics declined at a high teens rate. After a strong sequential growth and limited year-over-year decline in Q4 2009, the WDM segment confirmed its recovery this quarter with strong year-over-year growth driven by the Americas and APAC. Our next generation portfolio is gaining traction, including our microwave packet radio technology for backhauling and our Zero Touch Photonics technology as highlighted with the recent 5-year agreement with BT for an evolution of its 21CN. The Submarine business declined at a low single digit rate.

•

Revenues for the Wireless division were Euro 819 million, a decrease of 10.5% from the year ago quarter. The WCDMA segment witnessed a strong growth year-over-year and sequentially driven primarily by the North American market, and the 3G CDMA (EVDO) segment experienced a sustained demand due to data traffic growth driven by the increased market penetration of smart-phones. This was offset by a decline in GSM & 2G CDMA revenues, in line with their corresponding market dynamics. Alcatel-Lucent announced several new LTE trials this quarter with SFR in France, Telecom Italia in Italy, STC in Saudi Arabia and MTS Ukraine, highlighting the good traction experienced by its LTE solution.

•

Revenues for the Wireline division were Euro 298 million, a decrease of 24.2% from the year ago quarter. Legacy ADSL access and core switching drove the decline. Demand for VDSL2 technology remained solid while GPON continues to grow footprint with a recent win for ZON, a cable provider in Portugal. Our IMS solution continued to make gains with five new contract wins this quarter, including China Telecom for Shanghaï and Shandong province.

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APPLICATIONS

For the first quarter 2010, revenues for the Applications segment were Euro 416 million, a decrease of 6.3% compared to Euro 444 million in the year-ago quarter and a sequential decrease of 22.2% compared to Euro 535 million in the fourth quarter 2009. At constant currency exchange rates, Applications revenues decreased 4.4% year-over-year and decreased 25.1% sequentially. The segment posted an adjusted2 operating1 loss of Euro (27) million or an operating margin of (6.5)% compared to a loss of Euro (55) million or (12.4)% in the year-ago quarter.

Key highlights:

•

Network applications revenue declined in the mid teens mainly as a result of our decision taken in 2009 to refocus our product portfolio. In focus areas, applications professional services (i.e. software customization), remote customer management (Motive) and maintenance all combined continued to enjoy strong growth.

•

Enterprise applications saw a stabilization this quarter: voice telephony was still impacted by weakness in corporate investment in Europe, data networking enjoyed a double-digit growth rate, driven by the success of the Omniswitch portfolio in Europe. Genesys, the contact centre software activity, grew slightly at constant currency exchange rates, in an overall subdued market for call center software.

•

Adjusted2 operating1 margin in the first quarter benefited from the cost reduction actions and the impact of better volumes in Data networking.

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SERVICES

For the first quarter 2010, revenues for the Services segment were Euro 772 million, a decrease of 3.1% compared to Euro 797 million in the year-ago quarter and a decrease of 25.0% compared to Euro 1 030 million in the fourth quarter 2009. At constant currency exchange rates, Services revenues decreased 4.5% year-over-year and decreased 27.8% sequentially. The segment reported an adjusted2 operating1 loss of Euro (40) million or (5.2)% of revenue compared to an adjusted2 operating1 loss of Euro (63) million or (7.9)% in the year ago period.

Key highlights:

•

Managed & Outsourcing Solutions revenue grew in the low teens this quarter, as it continued to benefit from the ramp-up of some of the large contracts won over the 2008/2009 period. Traction remains good with several wins announced: a 5-year agreement with BT for an evolution of its 21CN, the renewal of the existing managed services contract with Orange Austria for a 3-year period, the 5-year partnership with VIVACOM focusing on end-to-end strategic transformation of its fixed and mobile network throughout Bulgaria, the 10-year contract with the Federal Agency for Digital Radio of Security Authorities and Organisations in Germany.

•

The Network and System Integration (N&SI) business declined slightly this quarter affected by the activity in network design, integration and optimization, but at a lower pace than the prior quarter.

•

In the Network Build and Implementation (NBI) business, which focuses on civil works, revenues declined at a high teens rate, mainly reflecting a difficult comparison with very strong results in the year-ago quarter.

•

Maintenance revenues declined at a low single digit rate driven by lower activity in maintenance contracts for Alcatel-Lucent products.

•

The segment saw a year-over-year reduction of losses due to higher gross margins in maintenance that were partially offset by an unfavorable change in product mix across the services portfolio.

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Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through an audio webcast at http://www.alcatel-lucent.com/1q2010

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Notes

All adjusted figures are unaudited.

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities, litigations and post-retirement benefit plan amendment.

2-

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See next page for detailed information).

3-

“Operating cash flow” is defined as cash provided (used) by operating activities a) after changes in working capital and other assets and liabilities b) before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted transformation partner of service providers, enterprises, strategic industries such as defense, energy, healthcare, transportation,  and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 15.2 billion in 2009 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel : +33 (0)1 40 76 49 24	Regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com
Alix Cavallari	Tel: + 33 (0)1 40 76 16 58	Alix.cavallari@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Frank Maccary	Tel: + 33 (0)1 40 76 12 11	frank.maccary@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 1 908 582 5722	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) for 2010, an adjusted operating margin in the low to mid single-digit (between 1% and 5%); and (ii) for 2011, an adjusted operating margin in the mid to high single-digit (5% to 9%), depending on market growth. Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in our ability to execute on our strategic plan to reduce costs, and to co-source certain business processes, and adjust our portfolio by boosting investment in certain segments and reducing spending in others; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2009, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

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ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2010
(unaudited)	As reported	PPA	Adjusted

Revenues	3,247		3,247
Cost of sales (a)	(2,189)		(2,189)

Gross Profit	1,058	0	1,058

Administrative and selling expenses (b)	(696)	30	(666)
Research and Development costs (c)	(625)	38	(587)

Operating income (loss) (1)	(263)	68	(195)

Restructuring costs	(134)		(134)
Impairment of assets			0
Post-retirement benefit plan amendment			0
Litigations	(6)		(6)
Gain/(loss) on disposal of consolidated entities	(3)		(3)

Income (loss) from operating activities	(406)	68	(338)

Financial result (net)	(46)	0	(46)

Share in net income(losses) of equity affiliates	1		1
Income tax (expense) benefit (d)	(47)	(26)	(73)

Income (loss) from continuing operations	(498)	42	(456)

Income (loss) from discontinued activities	(9)		(9)

Net Income (loss)	(507)	42	(465)

of which : Group share	(515)	42	(473)
Minority interests	8		8

Earnings per share : basic	(0.23)		(0.21)
Earnings per share : diluted	(0.23)		(0.21)

(1) Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment

Corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at March 31, 2010).

PPA : Purchase Price Allocation entries related to Lucent business combination
Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)
These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.
(a) Depreciation of the reevaluation to fair value of productive tangible assets
(b) Amortization of intangibles assets - long term customer relationship (5-8 years)
(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)
(d) Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: May 6 , 2010	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer